Yes, I'm interested in investing in Nada.

Just a few questions to help us understand your level of interest. **It takes less than 2 minutes.**

Let's Go! press **Enter** ↵

1→ **What's your level of interest to invest in Nada?**

This isn't a commitment, just a gauge of where your head is at today.
This will help us determine the size and timing.

0	1	2	3	4	5

Low interest

High Interest

OK ✓

We do plan on opening this to everyone, but we still need to ask about whether or not you're an accredited investor.

Sounds good

press Enter ↵

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2 → **Are you an accredited investor?**

If you're not familiar, here is a brief description:
- single person grossing $200k+ year to year or $300k+ if married
- Net worth greater than $1 million excluding primary residence
- Valid Series 7, 65, or 82 license holder

A Yes

B No

C Not Sure

OK ✓

3 → **How much would you be willing to invest?***

Again, not a commitment, just another gauge to help us determine the size and timing.

Type your answer here...

OK ✓

4→ **Great, now what's your name? ***

First name *

Jane

Last name *

Smith

OK ✓ press **Enter** ↵

5 → **Lastly, what's your best email? ***

Add your email to ensure you're the first to know when we are accepting investments, this smaller raise could fill quickly.

Email *

name@example.com

Submit press Ctrl + Enter ↵